Suite 3120, Park Place 666 Burrard Street Vancouver, BC Canada V6C 2X8 Tel: (604) 687-6600 Toll Free: 1-888-411-GOLD Fax: (604) 687-3932 Email: info@aurizon.com Web Site: www.aurizon.com

Shares Listed:
Toronto Stock Exchange - Ticker Symbol – ARZ
American Stock Exchange – Ticker Symbol – AZK
U.S. Registration:  (File #0-22672)
News Release Issue No. 20 - 2007

SEPTEMBER 13, 2007
FOR IMMEDIATE RELEASE

AURIZON REPORTS INCREASE IN MINERAL RESOURCES AT JOANNA

Aurizon Mines Ltd. (TSX: ARZ; AMEX: AZK) reports an updated mineral resource estimate for its Joanna Property, located in north western Quebec, Canada.  In addition, Aurizon announces today that it has signed a letter of intent to acquire a 75% interest in the Heva property, which covers two claims within the boundary of the existing orebody at Joanna.

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Aurizon has signed a letter of intent with Vantex Resources Limited, (TSX.V: VTX) (“Vantex”) to acquire a 75% interest in two additional claims, along the gold bearing trend of its Joanna Property.

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A new updated mineral resource estimate has been prepared by Geostat Systems International Inc. (“Geostat”) derived from: an additional 175 drill holes completed by previous owners on the newly acquired Heva property; an additional 25 drill holes completed by Aurizon on the eastern area; and from results of the re-sampling program performed by Aurizon on the previous drill hole core.  The updated mineral resources are estimated at 11.3 million tonnes averaging 1.7 grams of gold per tonne, for 630,000 ounces in the indicated mineral resource category and 28.6 million tonnes averaging 1.6 grams of gold per tonne, for 1.42 millions ounces in the inferred mineral resource category.  This represents a gain of 53% in the indicated category and 12% in the inferred category from the previous estimates announced on August 10, 2007.

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The mineral resource estimate is in accordance with the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) Definitions Standards for mineral resources and reserves and has been completed in accordance with the National Instrument 43-101 - Standards of Disclosure for Mineral Projects.

“The increase in mineral resources to the two million ounce level, of which 32% is in the indicated category, represents a significant benchmark for the preliminary economic study currently in progress at Joanna.” said David Hall, CEO.

Joanna - Heva Property

The Joanna – Heva property comprises two claims, located along the strike of the gold bearing system within the existing boundary of the Joanna property.  The property was mined previously from underground to a maximum depth of 200 metres.  A total of 44,750 tonnes at an average grade of 6.9 grams of gold per tonne were reported to have been mined in 1948-1949.

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Aurizon Reports Increase In Mineral Resources At Joanna
September 13, 2007
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Aurizon’s letter of intent to acquire Vantex’s 75% interest in the Joanna-Heva Property is subject to an underlying 1.0% net smelter royalty interest.  Stellar Pacific Ventures Inc. owns the remaining 25% interest in the property, which is also subject to an underlying 1.0% net smelter royalty.  In order to earn the 75% interest in the Joanna-Heva Property, the Company will make cash payments over a twelve (12) month period and Vantex will retain a 1.5% net smelter royalty.  Aurizon has an option to buy back 50% of the Vantex royalty at any time.  Vantex will be entitled to advance royalties at certain milestones including feasibility and commercial production.

Updated Mineral Resources Estimate

At Joanna, previous surface and underground exploration focused mainly on a stacking of high grade veins close to a brittle fault.  The veins were included within a 100 to 190 metre wide lower grade halo of 0.5 to 2.0 grams of gold per tonne.  Compilation of existing data indicates that the corridor could be extended along a 4,800 metre east-west trend and could be currently followed down to a depth of 400 metres.  Mineralization follows multiple distinct zones, along a dip of 50o to the north with a western plunge.

Results of the updated estimate are as follows:

MINERAL RESOURCES ESTIMATE(1)

		September 2007			August, 2007
		Tonnes	Grade Grams/tonne	Gold Ounces	Tonnes	Grade Grams/tonne	Gold Ounces
Mineral Indicated Resources	East block	8,200,000	1.6	420,000	5,398,000	1.8	309,000
	West block	1,670,000	1.9	103,000	1,669,908	1.9	103,000
	Heva Block *	1,428,000	2.3	107,000	-	-	-
	Total	11,298,000	1.7	630,000	7,067,908	1.8	412,000
Mineral Inferred Resources	East block	24,300,000	1.5	1,150,000	21,838,000	1.6	1,100,000
	West block	2,689,000	1.9	161,000	2,689,000	1.9	161,000
	Heva block *	1,576,000	2.0	102,000	-	-	-
	Total	28,565,000	1.6	1,413,000	24,527,000	1.6	1,261,000

* Including Stellar Pacific Venture Inc.’s 25% interest

(1)

Mineral Resources which are not mineral reserves do not have demonstrated economic viability.

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Data from 1,074 holes and underground channel sampling, including 175 additional holes in the Heva block completed by previous owners and 25 additional holes completed by Aurizon, have been used for the mineral resource estimate.  The holes were drilled between Sections 4660 East and 9500 East.  Holes were drilled with an average spacing of forty metres.  Aurizon has computerized and validated the historical data available and has also converted the imperial data into metric, as necessary.

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Previous records indicate that sampling was performed along the hole to a maximum length of 1.5 metres.  As previously reported in the press release dated March 23, 2007, holes available have been re-assayed and have confirmed the grades and widths of the historical intersections.  In addition,

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September 13, 2007
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sampling of core sections, which had not been previously assayed, returned similar grades. Results from the re-assaying program have been incorporated into the updated mineral resource estimate.

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For the East block, a minimum cut-off grade of 0.5 grams of gold per tonne was used.  For the West block, a minimum cut-off grade of 0.5 grams of gold per tonne was used for intercepts between the surface and a depth of 150 metres, and a minimum cut-off grade of 1.5 grams of gold per tonne was used for intercepts between a depth of 150 metres and 300 metres.

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Higher grade intercepts have been capped at 15 grams of gold per tonne.  The specific gravity used in the tonnage calculation is 2.66 tonnes per cubic metre.

Outlook

Three drill rigs are currently active on the Joanna property to upgrade and expand the current mineral resource base.  Aurizon has committed a further $2,000,000 to the current drill program, which will include infill drilling on 25 metre spacing over the east block to transfer inferred resources to the indicated category, infill drilling of the area between the west block and east block, to test for continuation of the mineralized zones, and testing of the depth potential. In addition a preliminary economic assessment study is in progress.

Qualified Person and Quality Control

Information of a scientific or technical nature in this news release has been prepared by or under the supervision of Ghislain Fournier, Corporate Development Manager.  Mineral resource and reserve estimates, implementation and the quality control program are supervised by Ghislain Fournier, Corporate Development Manager, for Joanna, with the assistance of Claude Duplessis of Geostat, both “qualified persons” as defined by National Instrument 43-101.

Additional Information

Additional information required by Part 3 of NI 43-101 and not otherwise contained in this news release can be found in the “Technical Report Resource Modeling & Estimation of the Joanna (Hosco) Gold Deposit”, dated March 28, 2007 which can be found under Aurizon’s profile on www.sedar.com.

A sketch is attached showing the updated resource outline at the Joanna Gold Project.  All other information previously released on Joanna is also available on Aurizon’s website at www.aurizon.com.

About Aurizon

Aurizon is an emerging gold producer with a growth strategy focused on developing its existing projects in the Abitibi region of north-western Quebec, one of the world's most prolific gold and base metal regions, and by increasing its asset base through accretive transactions.  It is estimated that the Company’s 100% owned Casa Berardi Mine will produce in excess of 1,000,000 ounces of gold over its initial six year mine life.  Aurizon shares trade on the Toronto Stock Exchange under the symbol "ARZ" and on the American Stock Exchange under the symbol "AZK".  Additional information on Aurizon and its properties is available on Aurizon's website at www.aurizon.com.

For further information, contact

David Hall, President Telephone: 604-687-6600 Toll Free: 1-888-411-GOLD Fax: 604-687-3932	Michel Gilbert, Vice President Telephone: 819-874-4511 Fax: 819-874-3391
Web Site: www.aurizon.com; Email: info@aurizon.com

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Aurizon Reports Increase In Mineral Resources At Joanna
September 13, 2007
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FORWARD-LOOKING STATEMENTS

This News Release contains "forward-looking statements". These forward-looking statements include, but are not limited to, statements regarding the Company's strategic plans, work programs, anticipated timing for completion of preliminary economic assessment and updated resource and reserve estimates. Forward-looking statements express, as at the date of this News Release, the Company's plans, estimates, forecasts, projections, expectations, or beliefs as to future events or results and the Company does not intend, and does not assume any obligation to update these forward-looking statements. In certain cases, forward-looking statements can be identified by the use of words such as “forecast”, "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", “indicates”, "intends", "anticipates" or "does not anticipate", "believes", or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved”.  We caution that forward-looking statements involve a number of risks and uncertainties, and there can be no assurance that such statements will prove to be accurate. Therefore, actual results and future events could differ materially from those anticipated in such statements. Factors that could cause results or events to differ materially from current expectations expressed or implied by the forward-looking statements, include, but are not limited to inherent uncertainties associated with exploration, conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of gold; possible variations in ore reserves, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; or in the delays in the completion of development or construction activities, environmental risks and hazards, risks of delays in construction and other risks more fully described in the Feasibility Study for the Casa Berardi Project, dated October 26, 2005, Aurizon's Annual Information Form filed with the Securities Commissions of the provinces of British Columbia, Alberta, Manitoba, Ontario and Quebec, and in Aurizon's Annual Report on Form 40-F filed with the United States Securities and Exchange Commission (SEC). These documents are available on Sedar at www.sedar.com and on Edgar at www.sec.gov.

CAUTIONARY NOTE TO US READERS

As a British Columbia corporation, the Company is subject to certain rules and regulations issued by the British Columbia Securities Commission (“BC Securities Commission”).  The Company is required to provide detailed information regarding its properties including mineralization, drilling, sampling and analysis, security of samples and mineral resource and mineral reserve estimates.  Further, the Company describes mineral resources associated with its properties utilizing terminology such as “indicated” or “inferred” which terms are recognized by Canadian regulations but are not recognized by the United States Securities and Exchange Commission (“SEC”).

Cautionary Note to U.S. Investors Regarding Mineral Resources

The SEC allows mining companies, in their filings with the SEC, to disclose only those mineral deposits they can economically and legally extract or produce.  The Company may use certain terms in this document, such as “mineral resources”, “indicated mineral resources” and “inferred resources” that are recognized and mandated by Canadian securities regulators but are not recognized by the SEC.

This News Release may use the term “indicated” resources.  U.S. readers are cautioned that while that term is recognized and required by Canadian regulations, the SEC does not recognize it.   U.S. investors are cautioned not to assume that any part or all of mineral deposits in this category will ever be converted into mineral reserves.

This News Release may also use the term "inferred” resources.  U.S. readers are cautioned that while this term is recognized and required by Canadian regulations, the SEC does not recognize it.  "Inferred resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility.  It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category.  Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases.  U.S. investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable

We’ve Moved
Please make a note our new address:
Aurizon Mines Ltd.
Suite 3120, Park Place

666 Burrard Street
Vancouver, BC  CANADA
V6C 2X8

JOANNA PROJECT

Plan View

354000E
359000E
364000E
5345000N
QUEBEC
Doyon 10Km
Cadillac Break
Rouyn 20km
Old Workings
Old Workings
Joanna
Hwy 117
Joanna-Heva
CN
0
2km

Composite Longitudinal Section

5000E
6000E
7000E
8000E
9000E
5 km
Indicated Resources : 210 000 oz
Inferred Resources : 263 000 oz
Indicated Resources : 420 000 oz
Inferred Resources : 1 150 000 oz
4700m
4400m
0 200m
Joanna
Joanna Heva
Joanna
Indicated Resources
Inferred Resources
Past Production
Existing Infrastructure
Property Limits
AURIZON MINES LTD.
JOANNA PROJECT
QUEBEC
Mineral Resources
September 13, 2007

Reference: News Release Issue No. 20-2007